UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2026

William Kerby
Chief Executive Officer and Director
NextTrip, Inc.
3900 Paseo del Sol
Santa Fe, New Mexico 87507

Re: NextTrip, Inc.
Registration Statement on Form S-3
Filed May 22, 2026
File No. 333-296201

Dear William Kerby:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David L. Ficksman